

December 7, 2011

Via E-mail
Mr. Stephen D. Steinour
Chief Executive Officer
Huntington Bancshares Incorporated
41 South High Street
Columbus, Ohio 43287

     Re: **Huntington Bancshares Incorporated**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed February 18, 2011
              Form 10-Q for Fiscal Quarter Ended March 31, 2011
              Filed April 29, 2011
              Form 10-Q for Fiscal Quarter Ended September 30, 2011
              Filed October 31, 2011
              File No. 001-34073

Dear Mr. Steinour:

We have reviewed your correspondence filed with the Commission on August 25, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your future filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010
Management's Discussion and Analysis of Financial Condition and Results of Operations
Provision for Income Taxes, page 48

1. Please refer to our previous comment one in our letter dated July 18, 2011. We note your response, however it remains unclear what the reasons for repatriation were. Please

expand your discussion to provide additional specific detail regarding the repatriation and the effect on your liquidity. In this regard, please address the following:

- Provide additional detail as to how the actions taken in the second paragraph of Exibit A were was considered in the plan to reinvest the earnings indefinitely and the reasons for this change.

- Discuss why you changed your actions discussed in the second paragraph of Exhibit A from those originally planned.

- Discuss if the action taken in the second paragraph of Exhibit A was because other sources of liquidity were no longer available. If so, please revise your liquidity section to discuss the declines of these sources and any impact it may have had on your operations.

Table 29 – Net Loan and Lease Charge-offs, page 72

2. Please refer to our previous comment seven in our letter dated July 18, 2011. We note your response and your revised disclosures on page 35 of your September 30, 2011 Form 10-Q. Please address the following:

- In your response, you indicate that one of the reasons for the trends in the charge-off rates for home equity loans as compared to residential mortgages is due to higher credit quality in the home equity portfolio as evidenced by higher FICO scores and lower LTVs within the home equity portfolio. However, your disclosures do not seem to indicate a significant difference in credit quality between these portfolios. For example, we note on page 88 of your September 30, 2011 Form 10-Q that the FICO at origination and the refreshed FICO for both home equity portfolios and residential mortgages are relatively similar. We also note that LTVs at origination and the refreshed LTVs are relatively similar for these portfolios. Therefore, please expand your response to provide additional information as to the relative materiality of these items on the previously noted trends. As part of your response, please also address why you believe the charge-off rate trends have changed over the years, since during the periods from 2006-2008, home equity loans had higher charge-off rates as compared to residential mortgages, but the opposite was true beginning in 2009.

- Your disclosure indicates that a greater portion of your residential mortgages are past due as compared to the home equity loans. Please revise to disclose the reasons why you believe a greater percentage of the residential mortgages are past due given the apparent similarity of credit quality of the portfolios. Discuss why you believe this may be occurring and the impact of this trend on the charge-off rates for each portfolio.

Mr. Stephen D. Steinour
Huntington Bancshares Incorporated
December 7, 2011
Page 3

Consolidated Financial Statements
25. Segment Reporting, page 199

3. Please refer to our previous comment 21 in our letter dated July 18, 2011.We note your response, however it is still not clear how you determined that the automobile finance business was not a reportable segment. Your discussion on page 99 of your 2010 Form 10-K of the separate net income for the automobile finance business and commercial real estate business appears to indicate that there is discrete information available for this business. Please tell us in more detail what information the segment manager provides to the chief operating decision maker when determining how to allocate resources and for review of financial performance for the automobile finance and commercial real estate businesses. For example, please clarify if the segment manager reports separate information pertaining to the financial performance of the commercial real estate business and the auto financing business to the chief operating decision maker or if the financial information for these businesses is combined. Please also tell us whether the automobile finance business would exceed the thresholds in ASC 280-10-50-12 if it were reported as a separate segment.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

17. Income Taxes, page 167

4. Please refer to our previous comment 24 in our letter dated July 18, 2011. We note your response in Exhibit E. Please tell us the following:

- Tell us whether any updates have occurred in the status of your discussions and settlement offers with the IRS and Commonwealth of Kentucky.

- Tell us the reasons for the decline in unrecognized tax benefits from December 31, 2010 where you reported $49.9 million in unrecognized tax benefits, to March 31, 2011 where you reported $14.5 million in unrecognized tax benefits, to September 31, 2011 where you reported $11.4 million in unrecognized tax benefits.

- Please refer to paragraph 4 of Exhibit E of your response dated August 25, 2011. Please clarify whether amounts relating to the IRS and Commonwealth of Kentucky proposed adjustments were included in your unrecognized tax benefits during the period ended December 31, 2010 or whether they were recognized because you determined they met the criteria of ASC 740-10-25-6. If the latter is true, please tell us the factors you considered in reaching that conclusion and discuss each taxing authority separately.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Overview
Recent Industry Developments, page 8

5. We note your disclosure regarding PMI Mortgage Insurance Co. on page nine. To give the reader a more transparent understanding of your risk associated with mortgage insurers, to the extent material, please provide a tabular disclosure by mortgage insurer counterparty and include credit quality information of each, quantification of the unpaid principal balance of both primary and pooled insurance and the amount of coverage outstanding.

Risk Management and Capital
Credit Risk
Financial Institution Exposure Risk, page 36

6. We note your disclosure regarding European exposures, including direct credit exposure to certain sovereigns and their banks. Please revise your disclosures in future filings to clarify whether you have evaluated your exposure on a gross or net basis. For example, clarify if your evaluation of the total exposure is net of credit derivatives or collateral. If your gross exposure is potentially material, please revise your disclosures to provide quantification of the gross exposure, collateral values, derivatives, purchased credit derivatives, any other-than-temporary impairment taken and the net exposure.

NPAs, NALs, and TDRs
TDR Loans, page 40

7. We note your disclosure on page 41 that $40.1 million of the increase in commercial accruing TDRs from the prior quarter reflected a change based on clarifying language in the FASB's ASU 2011-02 related to when a TDR designation is removed. Please tell us how the guidance in ASU 2011-02 changed your policy for removing the TDR designation and how you applied the guidance in ASU 310-40-50-2 prior to the adoption of ASU 2011-02.

Consolidated Financial Statements
3. Loans / Leases and Allowance for Credit Losses
TDR Loans, page 94

8. We note your disclosure on page 94 that the TDR status is considered for removal if the loan is subsequently modified at market terms. Please tell us the following:

- Please quantify the balance of loans that have been removed from TDR status due to these types of modifications.

- Describe the circumstances under which you would modify a loan in this manner. Describe the types of modifications made under this policy (i.e. interest rate, additional collateral, additional guarantors, etc.) and identify the modifications you do most often.

- Clarify whether you believe these borrowers could have obtained similar financing elsewhere at current market rates.

- Clarify whether you have removed the loans from TDR status due to the new terms not representing a concession or whether the borrowers were no longer experiencing financial difficulty, or both.

- Given that these loans were already considered to be TDRs with modified terms, please tell us how the new terms compared to the terms of the original loan, as well as the restructured terms of the loan. In this regard, tell us whether the new terms would have represented a concession if the original loan had not already been modified. Tell us whether you routinely make modifications such as these in the normal course of business to borrowers who are performing according to the restructured contractual terms of the loan.

- Clarify whether you account for these loans as new loans in accordance with ASC 310-20-35-9 and if so, provide your basis for doing so.

- Tell us in detail how you determined that the TDR status should be removed from these loans upon modification instead of after the one year period set forth in ASC 310-40-50-2, particularly if you concluded that these loans do not constitute new loans under paragraphs 9-11 of ASC 310-20-35.

- Tell us whether you evaluate these loans individually for any subsequent impairment. If not, tell us if you evaluate these loans as a separate pool when determining the appropriate level of allowance for loan losses, and tell us if the default rates on these modified loans are higher than similar loans that have not experienced credit quality deterioration. If so, please revise your disclosures to discuss that fact and discuss why you believe that trend is occurring.

9. We note your disclosures on page 96-99 showing the effect of the TDR modifications on your allowance for loan losses. Please tell us and expand your disclosures in future filings to explain why the modifications had the effect of reducing the allowance for loan losses for several loan classes, and in particular the C&I classes as opposed to the consumer classes.

4. Available-for-Sale and Other Securities
Trust Preferred Securities Data, page 106

10. Your disclosure indicates that although you have recorded substantial other than
temporary impairments for many of these securities, substantial temporary losses remain.
For example, the unrealized loss related to the Reg Diversified security is 96% of the
amortized cost value and the unrealized loss related to the Soloso security is 87% of the
amortized cost value. Please tell us the following:

- Please confirm that your methodology for determining fair value for these
securities has not changed from the methodology described in your
correspondence with the Commission filed on June 23, 2009. If it has changed,
please provide us, and revise future filings to disclose, a description of the
methodology and assumptions used.

- In your correspondence filed with the Commission on June 23, 2009, we note that
you considered liquidity, financial condition, leverage and other factors related to
the underlying issuers in the pool and that this information was derived from
public and regulatory filings but could not locate similar disclosures in your
September 30, 2011 Form 10-Q. Please revise your disclosure in future filings to
expand your discussion of the sources of the assumptions used in your
methodology.

- Please tell us whether any assumptions have changed during the periods reported
in your disclosure. If so, discuss the impact that the changes in assumptions has
had on determining the fair value of the relevant securities and on your decision
whether or not to record other than temporary impairment.

- Please revise to disclose your recovery rate assumption(s) and whether or not you
view deferrals to be defaults.

- Considering the significance of the amount of unrealized losses as compared to
the amortized cost value for many of these securities, please expand your
discussion of the factors considered in determining that the unrealized losses on
these securities were not other than temporary. Please provide this discussion
separately for factors contributing to unrealized losses relating to potential
illiquidity, interest rates, etc. when possible.

15. VIEs
Unconsolidated VIEs, page 132

11. We note that you securitized $1 billion in auto loans during the third quarter of 2011 and
that you accounted for the securitization as a sale under GAAP.   We also note that you

   previously consolidated an auto securitization trust when you adopted SFAS 166 and SFAS 167 in 2010. We further note your disclosure on page 146 of your Form 10-K for the Fiscal Period Ended December 31, 2009 that the impact of the adoption of these standards will impact structuring of securitizations and other transfers of financial assets in order to meet the amended sale treatment criteria. Please tell us specifically how the structure of the securitization during the third quarter of 2011 changed from your previous trusts that you concluded did not meet sale accounting (e.g. you did not retain material residual interests or you retained different servicing powers).

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   You may contact Rebekah Lindsey at (202) 551-3303 or me at (202) 551-3512 if you have questions regarding these comments.

        Sincerely,

        /s/ Stephanie L. Hunsaker

        Stephanie L. Hunsaker
        Senior Assistant Chief Accountant